Exhibit 99.1

Daqo New Energy Announces Appointments of Vice Chairman and New Director

Shanghai, China—8 June--Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced the appointments of Mr. Xiang Xu as the Vice Chairman of the board of directors and Mr. Fei Ge as a new director of the Company, effective on June 8, 2022.

Mr. Xiang Xu has been serving as a director of the Company since its initial public offering and he is also the chair of the corporate governance and nominating committee of the Company.

Mr. Fei Ge is the Executive President of Daqo Group and is responsible for technology innovation and digitalized manufacturing. Mr. Ge served as a director of the Company from its initial public offering until February 2013. Mr. Ge holds an MBA degree from Nanjing University.

Mr. Guangfu Xu, Daqo New Energy 's Chairman commented, "We are pleased to announce the new role of Mr. Xiang Xu as the Vice Chairman and wish that he will contribute more to the Company’s strategy planning. We also welcome Mr. Ge back to our board. His extensive experience and professional expertise in technology innovation and digitalized manufacturing will add great value to the Company’s future growth."

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 105,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

For more information, please visit www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensenir.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@Christensenir.com